UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 60) *

AutoNation, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05329W102

(CUSIP Number)

Bruce Newsome, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,408
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,408
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 55,983,586 Shares outstanding as of July 20, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, that was filed by the Issuer with the SEC on July 21, 2022.

CUSIP No. 05329W102

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,408
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,408
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 55,983,586 Shares outstanding as of July 20, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, that was filed by the Issuer with the SEC on July 21, 2022.

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,408
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,408
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Based upon 55,983,586 Shares outstanding as of July 20, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, that was filed by the Issuer with the SEC on July 21, 2022.

CUSIP No. 05329W102

1.	Names of Reporting Persons. The Lampert Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 162,002
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 162,002
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 162,002
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based upon 55,983,586 Shares outstanding as of July 20, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, that was filed by the Issuer with the SEC on July 21, 2022.

CUSIP No. 05329W102

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,325,767 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,325,767 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,325,767 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.3% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 1,649 Shares held by The Nicholas Trust, 1,649 Shares held by The Nina Trust, 162,002 Shares held by the Foundation and 4,408 Shares held in the Liability Accounts controlled by ESL.
(2)

Based upon 55,983,586 Shares outstanding as of July 20, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, that was filed by the Issuer with the SEC on July 21, 2022.

This Amendment No. 60 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Shares”), of AutoNation, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (the “SEC”) by ESL Partners, L.P., a Delaware limited partnership (“ESL”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“Investments”), The Lampert Foundation, a Connecticut trust (the “Foundation”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the SEC.

Item 2. Identity and Background.

Item 2(a) is hereby amended and restated in its entirety as follows:

“(a) This Schedule 13D is being filed by ESL, RBS, Investments, the Foundation and Edward S. Lampert by furnishing the information set forth below. ESL, RBS, Investments, the Foundation and Mr. Lampert are collectively defined as the “Filing Persons.”

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Investments (the “ESL Directors and Officers”). Other than the ESL Directors and Officers, there are no persons or corporations controlling or ultimately in control of ESL.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Filing Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of the time of filing on October 14, 2022, the Filing Persons may be deemed to beneficially own the Shares set forth in the table below.

FILING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	4,408	(1)	Less than 0.1	% (2)	4,408	(1)	0	4,408	(1)	0
RBS Partners, L.P.	4,408	(1)	Less than 0.1	% (2)	4,408	(1)	0	4,408	(1)	0
ESL Investments, Inc.	4,408	(1)	Less than 0.1	% (2)	4,408	(1)	0	4,408	(1)	0
The Lampert Foundation	162,002		0.3	% (2)	162,002		0	162,002		0
Edward S. Lampert	6,325,767	(1)(3)(4)	11.3	% (2)	6,325,767	(1)(3)(4)	0	6,325,767	(1)(3)(4)	0

(1)

This number includes 4,408 Shares held in the Liability Accounts controlled by ESL. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, ESL. Investments is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, Investments.

(2)

This is based upon 55,983,586 Shares outstanding as of July 20, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, that was filed by the Issuer with the SEC on July 21, 2022.

(3)

This number includes 6,156,059 Shares held by Mr. Lampert, 1,649 Shares held by The Nicholas Floyd Lampert 2015 Trust (“The Nicholas Trust”) and 1,649 Shares held by The Nina Rose Lampert 2015 Trust (“The Nina Trust” and, together with The Nicholas Trust, the “Trusts”).

(4)

This number includes 162,002 Shares held by the Foundation. Mr. Lampert and his wife Kinga Keh Lampert are co-trustees of, and may be deemed to indirectly beneficially own securities owned by, the Foundation.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Filing Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 14, 2022	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

THE LAMPERT FOUNDATION

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Co-Trustee

EDWARD S. LAMPERT

	By:	/s/ Edward S. Lampert

ANNEX A

The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below. If no address is given, the director’s or executive officer’s principal business address is 1170 Kane Concourse, Suite 200, Bay Harbor Islands, Florida 33154. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to ESL Investments, Inc.

Name and Business Address	Principal Occupation	Citizenship
Edward S. Lampert	Director, Chairman and Chief Executive Officer	United States
Kunal S. Kamlani	President	United States

ANNEX B

RECENT TRANSACTIONS BY THE FILING PERSONS IN THE SECURITIES OF AUTONATION, INC.

Entity	Date of Transaction	Description of Transaction	Shares Disposed	Price Per Share
Edward S. Lampert	10/06/2022	Open Market Sales	50,000	$101.5144
Edward S. Lampert	10/07/2022	Open Market Sales	300,000	$100.3935
Edward S. Lampert	10/10/2022	Open Market Sales	175,000	$102.3561
Edward S. Lampert	10/11/2022	Open Market Sales	48,213	$104.5751
Edward S. Lampert	10/12/2022	Open Market Sales	31,325	$105.2778
Edward S. Lampert	10/12/2022	Open Market Sales	600	$106.10500